Exhibit 3.1

AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

GENERAL MOLY, INC.,

a Delaware corporation

Pursuant to resolutions adopted at a meeting of the Board of Directors of General Moly, Inc., a Delaware corporation (the “Company”), on February 6, 2015, the Amended and Restated Bylaws (the “Bylaws”) of the Company are hereby amended as follows, effective as of such date:

1.                                      Article III is hereby amended by adding thereto a new Section 3.12, which shall read as follows:

“3.12                 Leaves of Absence.  Any director may, without resigning his or her office, apply to the Board for a leave of absence from all or part of his or her duties as a director. Leaves of absence shall be addressed in writing to the Board and shall be granted by the affirmative vote of a majority thereof.  Leaves of absence so granted shall run for a period not to exceed six months, unless the leave of absence is renewed from time-to-time at the discretion of the Board.  The resolution of the Board granting such a leave of absence shall specify those duties from which the director is relieved and those duties which the director is required to fulfill during the period of absence. The Compensation Committee (or such other committee of the Board as is then charged with recommending director compensation to the Board) shall make recommendations to the Board regarding appropriate adjustments to compensation and stock awards with respect to any director granted leave under this provision.  Any director on a leave of absence shall not be counted for purposes of determining whether a quorum of directors exists under Section 3.8 of these Bylaws, or whether any matter has been approved by the Board pursuant to Section 3.8 or Section 3.9 of these Bylaws.”

2.                                      Except as set forth in this amendment, the Bylaws shall be unaffected hereby and shall remain in full force and effect.